


SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 200549


SEC MAIL
RECEIVED
PROCESSING
JUN 20 2002
WASH, D.C.
SECTION

**FORM 11-K**

**Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934**

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001



OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the period from ______________ to ________________.

Commission file number 33-42553

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Dillard's, Inc. Retirement Plan

B. Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

Dillard's, Inc.
1600 Cantrell Road
Little Rock, Arkansas 72201

## REQUIRED INFORMATION

1. An audited statement of Net Assets Available for Plan Benefits as of December 31, 2001 and December 31, 2000 prepared in accordance with the financial reporting requirements of ERISA is attached.

2. An audited statement of changes in Net Assets Available for Plan Benefits for each of the years ended December 31, 2001 and December 31, 2000, prepared in accordance with the financial reporting requirements of ERISA is attached.

Exhibits

23. Consent of Independent Auditors.

## SIGNATURES

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dillard's, Inc.
Retirement Plan



Date: June 19, 2002

James I. Freeman
Senior Vice President/Chief Financial Officer
Dillard's, Inc.

# Dillard's, Inc. Retirement Plan

EIN 71-0512766 PNS 111 and 113

Accountants' Report and Financial Statements

December 31, 2001 and 2000



BKD
LLP

# Dillard's, Inc. Retirement Plan

## December 31, 2001 and 2000

### Contents


**Independent Accountants' Report** .......... 1

**Financial Statements**

Statements of Net Assets Available for Benefits .......... 2

Statements of Changes in Net Assets Available for Benefits .......... 3

Notes to Financial Statements .......... 4

**Supplemental Schedules**

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) .......... 10

Schedule H, Line 4j – Schedule of Reportable Transactions .......... 11



5000 Rogers Avenue, Suite 700
Fort Smith, AR 72903-2079
501 452-1040 Fax 501 452-5542

400 W. Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501 372-1040 Fax 501 372-1250

200 E. 11th Avenue
P.O. Box 8306
Pine Bluff, AR 71611-8306
870 534-9172 Fax 870 534-2146

bkd.com

## Independent Accountants' Report

Dillard's Administrative Committee
Dillard's, Inc.
Little Rock, Arkansas

We have audited the accompanying statements of net assets available for benefits of Dillard's, Inc. Retirement Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Dillard's, Inc. Retirement Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

**Solutions for Success**

BKD, LLP

Little Rock, Arkansas
April 5, 2002

Federal Employer Identification Number: 44-0160260

# Dillard's Inc. Retirement Plan

## Statements of Net Assets Available for Benefits

## December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| **Investments** | $ 440,666,967 | $ 451,949,499 |
| **Receivables** | | |
| Employer's contribution | 559,688 | 339,804 |
| Participants' contributions | 1,222,248 | 856,813 |
| Pending settlement transactions | (55,591) | 457,570 |
| Accrued interest and dividends | 621,765 | 525,599 |
| | 2,348,110 | 2,179,786 |
| **Cash** | 582,598 | 284,848 |
| **Net Assets Available for Benefits** | $ 443,597,675 | $ 454,414,133 |

*See Notes to Financial Statements*

# Dillard's, Inc. Retirement Plan

## Statements of Changes in Net Assets Available for Benefits

## Years Ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| **Investment Income** | | |
| Net depreciation in fair value of investments | $ (11,557,474) | $ (101,017,753) |
| Interest | 6,449,587 | 6,461,412 |
| Dividends | 2,911,923 | 19,702,492 |
| Dividends – employer securities | 1,561,905 | 1,361,545 |
| Investment loss | (634,059) | (73,492,304) |
| **Contributions** | | |
| Employer | 15,157,893 | 16,794,030 |
| Participants | 36,295,777 | 31,695,698 |
| Rollovers | 447,327 | 598,675 |
| | 51,900,997 | 49,088,403 |
| **Transfer in of Merged Plan's Assets** | — | 1,297,941 |
| **Other** | 628,082 | 223,502 |
| Total additions (reductions) | 51,895,020 | (22,882,458) |
| **Deductions** | | |
| Benefits paid directly to participants | 57,685,071 | 87,510,767 |
| Administrative expenses | 539,738 | 215,547 |
| Other | 4,486,669 | 2,466,667 |
| Total deductions | 62,711,478 | 90,192,981 |
| **Net Decrease** | (10,816,458) | (113,075,439) |
| **Net Assets Available for Benefits, Beginning of Year** | 454,414,133 | 567,489,572 |
| **Net Assets Available for Benefits, End of Year** | $ 443,597,675 | $ 454,414,133 |

*See Notes to Financial Statements*

# Dillard's, Inc. Retirement Plan

## Notes to Financial Statements

## Years Ended December 31, 2001 and 2000

## Note 1: Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the *Summary Plan Description* for a more complete description of the Plan's provisions, which is available from the plan administrator.

### *General*

The Plan is a defined contribution plan covering both full-time and part-time employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The amended plan consists of one trust under two plan documents. PAYSOP/Profit Sharing accounts, Basic Pre-Tax and After–Tax accounts, Voluntary Pre-Tax accounts, Post 2000 Dividend accounts and all Employer Matching and Stock Bonus accounts are intended to constitute an ESOP as described in Section 4975 of the Internal Revenue Code. All other accounts are non-ESOP accounts.

### *Contributions*

Participants may elect to make salary deferral contributions to the Plan from 1 percent to 20 percent of compensation. The participants may elect two types of salary deferral contributions:

**Basic Salary Deferral Contributions** – Basic Salary Deferral Contributions are salary deferral contributions which participants invest in the Dillard's, Inc. Common Stock, up to five percent of participants' compensation. For each participant age 21 or older with at least 1,000 hours of service within 12 months or any calendar year thereafter, Basic Salary Deferral Contributions will be 100 percent matched by the Company. Company matching contributions will also be invested in the Dillard's, Inc. Common Stock.

**Voluntary Salary Deferral Contributions** – Voluntary Salary Deferral Contributions are salary deferral contributions which participants direct to be invested in different investment options. Participants do not have to elect to make Basic Salary Deferral Contributions before they can make a Voluntary Salary Deferral Contribution. Voluntary Salary Deferral Contributions are not matched by the Company. Participants direct the investment of their Voluntary Salary Deferral Contributions into various investment options offered by the Plan. The Plan currently offers eight mutual funds, two commingled trusts, and Dillard's, Inc. Common Stock as investment options for participants.

**Basic After-Tax and Voluntary After-Tax Contributions** – If during the Plan Year your Voluntary Salary Deferral Contributions and, if you are eligible, your Basic Salary Deferral Contributions exceed the maximum pre-tax contributions dollar limit, your Voluntary and Basic contributions will continue for the rest of the year on an after-tax basis as Voluntary and Basic After-Tax Contributions. If you are making Basic Salary Deferral Contributions, you will continue to receive matching contributions on your Basic After-Tax Contributions.

### *Participant Accounts*

Each participant's account is credited with the participant's contribution, the Company's contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances, or allocated pro rata per number of accounts depending on the type of income or expense. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested portion of their account.

### *Vesting*

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Company's contribution portion of their accounts plus earnings thereon is based on years of service. A participant is fully vested after five years of service. The nonvested balance is forfeited upon termination of service. Forfeitures are used to reduce the amount of the Company's contribution to the Plan.

### *Participant Loans*

Participants may borrow from their fund accounts up to a maximum of 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates as determined by the plan administrator.

### *Plan Termination*

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

## Note 2: Summary of Significant Accounting Policies

### *Valuation of Investments and Income Recognition*

Quoted market prices, if available, are used to value investments. The amounts shown in *Note 3* for securities that have no quoted market prices are estimated fair values. Participant loans are valued at cost, which approximates fair value. The guaranteed investment contracts are valued at contract value as estimated by the respective insurance companies.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

# Dillard's, Inc. Retirement Plan
## Notes to Financial Statements
## Years Ended December 31, 2001 and 2000

### *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

### *Plan Tax Status*

The Plan obtained its latest determination letter on July 1, 1996, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

### *Payment of Benefits*

Benefit payments to participants are recorded upon distribution.

### *Reclassifications*

Certain reclassifications have been made to the 2000 financial statement to conform to the 2001 financial statement presentation. These reclassifications had no effect on changes in net assets available for benefits.

# Dillard's, Inc. Retirement Plan

## Notes to Financial Statements

## Years Ended December 31, 2001 and 2000

## Note 3: Investments

The Plan's investments are held by Merrill Lynch Trust Company. The following table presents the Plan's investments. Investments that represent 5% or more of total plan assets are separately identified.

| | 2001 | 2000 |
|---|---|---|
| **Investments at Fair Value as Determined by Quoted Market Price** | | |
| Common stock | | |
| Dillard's, Inc. (party-in-interest) | $ 73,523,767 | $ 47,896,244 |
| Dillard's, Inc. (party-in-interest) | 91,872,234* | 58,882,177* |
| Mutual funds | | |
| Dreyfus Premier Balanced Fund CL R | — | 46,713,038 |
| MFS Massachusetts Investors Growth Stock Fund CL A | 111,556,334 | 176,522,447 |
| MFS Total Return Fund | 34,267,892 | — |
| Others | 21,285,574 | 16,907,609 |
| | 332,505,801 | 346,921,515 |
| **Investments at Estimated Fair Value** | | |
| Common/collective trust funds | | |
| Merrill Lynch Retirement Preservation Trust | 52,425,638 | 39,119,948 |
| Others | 3,617,476 | 4,037,483 |
| Participant loans | 6,694,494 | 5,853,186 |
| | 62,737,608 | 49,010,617 |
| **Investments at Contract Value** | | |
| Guaranteed investment contracts | 45,423,558 | 56,017,367 |
| Total investments | $ 440,666,967 | $ 451,949,499 |

*Nonparticipant-directed

During the years ended December 31, 2001 and 2000, the Plan's investments (including gains and losses on investments bought, sold and held during the year) depreciated in value by $11,557,474 and $101,017,753, respectively, as follows:

| | 2001 | 2000 |
|---|---|---|
| **Investments at Fair Value as Determined by Quoted Market Price** | | |
| Mutual funds | $ (48,687,290) | $ (34,211,298) |
| Common stock – employer securities | 37,624,809 | (66,408,966) |
| | (11,062,481) | (100,620,264) |
| **Investments at Estimated Fair Value** | | |
| Common/collective trust funds | (494,993) | (397,489) |
| Net depreciation in fair value | $ (11,557,474) | $ (101,017,753) |

Interest and dividends realized on the Plan's investments for the years ended December 31, 2001 and 2000, were $10,923,415 and $27,525,449, respectively.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment is as follows:

| | Years Ended December 31 | |
|---|---|---|
| | 2001 | 2000 |
| Changes in net assets | | |
| Net appreciation (depreciation) | $ 20,731,484 | $ (37,515,311) |
| Dividends | 869,514 | 750,814 |
| Contributions | 15,157,893 | 16,860,496 |
| Benefits paid to participants | (3,045,556) | (4,945,245) |
| Other | (723,278) | (1,872,111) |
| Increase (decrease) in nonparticipant-directed net assets | $ 32,990,057 | $ (26,721,357) |

## Note 4: Contract with Insurance Company

In the past, the Company entered into insurance contracts with various insurers. These insurers maintain the Plan's deposits in funds that earn differing rates of interest each year. Interest rates vary between contracts and are subject to change. The funds maintained by the insurers are primarily invested in high-grade corporate bonds, notes and commercial paper. The insurers do not guarantee the monies invested in these funds as to either principal or income.

## Note 5: Plan Merger

Effective July 1, 2000, the C.J. Gayfer & Company, Inc. Savings and Profit Sharing Plan merged a portion of its assets which are for the benefit of participants who are actively employed by Dillard's, Inc. into the Plan.

# Supplemental Schedules

# Dillard's, Inc. Retirement Plan

## EIN 71-0512766 PNS 111 and 113

## Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

## December 31, 2001

| Identity of Issuer | Description of Investment | Cost | Current Value |
|---|---|---|---|
| *Dillard's, Inc. | Common Stock, Class A, 10,337,250 shares | $ 218,822,251 | $ 165,396,001 |
| Lazard | Lazard International Equity Portfolio – Open Shares, 129,523 shares | 1,930,618 | 1,288,757 |
| Lord Abbett | Lord Abbett Development Growth Fund CL P, 121,392 shares | 2,088,037 | 1,834,238 |
| Massachusetts Financial Services | Massachusetts Investor's Growth Stock Fund CL A, 8,654,487 shares | 147,911,199 | 111,556,334 |
| Massachusetts Financial Services | Total Return Fund CL A, 2,366,567 shares | 34,979,476 | 34,267,892 |
| Merrill Lynch | Basic Value Fund CL A, 264,699 shares | 9,255,437 | 7,750,399 |
| Oppenheimer | International Growth Fund CL A, 8,743 shares | 126,305 | 131,584 |
| PIMCO | Total Return Fund CL A, 927,752 shares | 9,633,079 | 9,704,287 |
| State Street | Research Aurora CL A, 17,815 shares | 537,775 | 576,309 |
| Merrill Lynch | Equity Index Trust, 44,882 shares | 4,181,614 | 3,617,476 |
| Merrill Lynch | Retirement Preservation Trust, 52,425,638 shares | 52,425,638 | 52,425,638 |
| Banker's Trust Company | Guaranteed investment contract, March 31, 2007, 5.87%, 1,729 shares | 1,729 | 1,729 |
| CNA | Guaranteed investment contract, August 29, 2003, 6.70%, 10,139,903 shares | 10,139,903 | 10,139,903 |
| John Hancock Mutual Life | Guaranteed investment contract, August 1, 2002, 4.08%, 3,020,130 shares | 3,020,130 | 3,020,130 |
| John Hancock Mutual Life | Guaranteed investment contract, May 1, 2007, 6.94%, 8,316,786 shares | 8,316,786 | 8,316,786 |
| State Street Bank & Trust | Guaranteed investment contract, February 27, 2002, 5.90%, 11,530,224 shares | 11,530,224 | 11,530,224 |
| Transamerica | Guaranteed investment contract, December 31, 2010, 6.40%, 12,414,786 shares | 12,414,786 | 12,414,786 |
| | Participant loans | 6,694,494 | 6,694,494 |
| | | $ 534,009,481 | $ 440,666,967 |

* Party-in-interest

# Dillard's, Inc. Retirement Plan

## EIN 71-0512766 PNS 111 and 113

## Schedule H, Line 4j – Schedule of Reportable Transactions

## Year Ended December 31, 2001

| Identity | Description | Purchase Price | Selling Price | Lease Rental | Expenses Incurred with Transaction | Cost of Asset | Current Value of Asset on Transaction Date | Net Gain or (Loss) |
|---|---|---|---|---|---|---|---|---|

None



5000 Rogers Avenue, Suite 700
Fort Smith, AR 72903-2079
501 452-1040 Fax 501 452-5542

400 W. Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501 372-1040 Fax 501 372-1250

200 E. 11th Avenue
P.O. Box 8306
Pine Bluff, AR 71611-8306
870 534-9172 Fax 870 534-2146

bkd.com

# CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in Registration Statement No. 33-42553 on Form S-8 of our report on the financial statements included in the annual report on Form 11-K of the Dillard's, Inc. Retirement Plan for the year ended December 31, 2001.

BKD, LLP

Little Rock, Arkansas
April 5, 2002

sw/ch/tj
2002Client/70022/LTRL742

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